October 27, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mary Beth Breslin
Kristin Lochhead Kate Tillan Jeffrey Gabor
Re:	Jupiter Wellness, Inc. (the “Company”) Registration Statement on Form S-1 (File No. 333-239229)

Ladies and Gentlemen:

Pursuant to Rule of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), Aegis Capital Corp. hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 4:15 p.m. Eastern Time, October 29, 2020, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Act, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus, dated October 26, 2020, through the date hereof:

Preliminary Prospectus dated October 26, 2020:

500+ copies to prospective underwriters, institutional investors, dealers and others

The undersigned advises that it has complied and will continue to comply, and that is has been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

AEGIS CAPITAL CORP.

By:	/s/ Robert J. Eide
Name:	Robert J. Eide
Title:	Chief Executive Officer